PE
12-31-01

Aaron Rents, Inc.

2001 Annual Report

VISION

Aaron Rents, Inc. is the leading U.S. company engaged in the combined businesses of the rental, lease ownership and specialty retailing of residential and office furniture, consumer electronics, household appliances and accessories, with 648 stores in 43 states and Puerto Rico. The Company is positioned as "America's Premier Name in Furniture Rental and Lease Ownership." Its major operations are the Aaron's Sales & Lease Ownership division, the Rent-to-Rent division, and MacTavish Furniture Industries, which manufactures the majority of the furniture rented, leased and sold in the Company's stores. The Company's strategic focus is on increasing its sales and lease ownership business through the opening of new Company-operated stores, both by internal expansion and acquisitions, and through the growing franchise program, while seeking new opportunities for growth of the rent-to-rent business.

CONTENTS

Financial Highlights 1

Letter to Shareholders 2

Selected Financial Information 13

Management's Discussion and Analysis of Financial Condition and Results of Operations 14

Consolidated Balance Sheets 17

Consolidated Statements of Earnings 18

Consolidated Statements of Shareholders' Equity 18

Consolidated Statements of Cash Flows 19

Notes to Consolidated Financial Statements 20

Report of Independent Auditors 27

Store Locations 28

Board of Directors and Officers 29

Corporate and Shareholder Information 29

FINANCIAL HIGHLIGHTS

(Dollar Amounts in Thousands, Except Per Share)	Year Ended December 31, 2001	Year Ended December 31, 2000	Percentage Change
OPERATING RESULTS			
Revenues	**$546,681**	$502,920	8.7%
Earnings Before Taxes	**19,855**	43,906	(54.8)
Net Earnings	**12,336**	27,261	(54.7)
Earnings Per Share	**0.62**	1.38	(55.1)
Earnings Per Share Assuming Dilution	**0.61**	1.37	(55.5)
FINANCIAL POSITION			
Total Assets	**$397,196**	$380,379	4.4%
Rental Merchandise, Net	**258,932**	267,713	(3.3)
Interest-Bearing Debt	**77,713**	104,769	(25.8)
Shareholders' Equity	**219,967**	208,538	5.5
Book Value Per Share	**11.01**	10.50	4.9
Debt to Capitalization	**26.1%**	33.4%	
Pre-Tax Profit Margin	**3.6**	8.7	
Net Profit Margin	**2.3**	5.4	
Return on Average Equity	**5.8**	13.9	
STORES OPEN			
Sales & Lease Ownership	**364**	263	38.4%
Sales & Lease Ownership Franchised	**209**	193	8.3
Rent-to-Rent	**75**	98	(23.5)
Total Stores	**648**	554	17.0%

REVENUES BY CALENDAR YEAR


$600,000
500,000
400,000
300,000
200,000
100,000
0
($ in 000s)
'97
'98
'99
'00
'01
Rent-to-Rent Stores
Company-Operated Sales & Lease Ownership Stores

NET EARNINGS BY CALENDAR YEAR


$30,000
25,000
20,000
15,000
10,000
5,000
0
($ in 000s)
'97
'98
'99
'00
'01



VISION

Our Company achieved the greatest expansion in its history in 2001.

During the year a record 117 additional Aaron's Sales & Lease Ownership stores came on line, reflecting the strength of this division. Our year-end total store count was 648 stores, with an increase of 26% in sales and lease ownership stores for the year. This positions our Company to make substantial gains in market share and to increase profitability as new stores mature throughout 2002 and 2003.

Our revenues likewise reached a record high as demand was strong for sales and lease ownership products and services despite the tragic events of Sept. 11 and the recession that began earlier in the year.

The credit goes to our 4,200 Aaron Associates. They energized our strategic plan, seized unprecedented opportunities and focused on our mission of providing high quality products and services to our market, a large sector of the population.

GROWTH

The stage was set for record expansion with our decision in late 2000 to acquire a large number of store locations formerly operated by one of the nation's leading furniture retailers. By early July of last year we had obtained 82 locations in the most desirable market areas matching our customer base; and by year-end 2001 we had opened Aaron's stores in 75 of those locations. Had we not taken advantage of this unusual opportunity, it would have required several years longer to reach the current level of stores open.

For the year, our consolidated revenues increased 9% to $546.7 million compared to $502.9 million for 2000. Systemwide revenues, including franchised stores, advanced 12% to $735.4 million. Earnings were $12.3 million or $.61 per diluted share, reflecting the start-up of our record expansion in stores and the effects of the recession on the rent-to-rent division.

Such growth entails substantial costs. Start-up expenses during the year related to the opening of the record number of stores reduced pre-tax earnings by approximately $14 million or $.42 per diluted share. In addition, it was necessary to consolidate and streamline the rent-to-rent division, which experienced a decline in business due to the economic downturn, resulting in the Company absorbing $5.6 million of non-cash charges during the third quarter. Even so, this original division of Aaron Rents produced more than $20 million in cash flow vital to funding the rapid growth of the sales and lease ownership division.

The Aaron's Sales & Lease Ownership division had its best year ever, adding 101 Company-operated stores. In addition, 27 franchised stores were opened, increasing our systemwide sales and lease ownership store count to 573 at the end of 2001. The Company's rent-to-rent division had 75 stores at year-end. Our franchise program continued to expand, providing an important extra dimension to our growth. Franchised stores currently comprise 36 percent of sales and lease ownership stores and produce a growing contribution to earnings. The Aaron's program, consistently ranked as a leader in franchising surveys, attracts topflight entrepreneurs desiring to invest in and to build their own business while helping our Company grow at an even faster rate than it could by internal growth alone.

Our manufacturing division, MacTavish Furniture Industries, had another strong year, turning out more than $47 million at cost in furniture for our increasing number of stores. Construction began on expansion of our large manufacturing facility in Cairo, Georgia, adding 100,000 square feet to almost double its capacity. Our seventh regional distribution center was opened in North Carolina, enhancing our nationwide distribution system. This gives us competitive advantages and assures same-day or next-day delivery of customer orders by our stores—a service that is critical in this business.

Another significant development was the completion and opening of a new lamp manufacturing plant in Tampa, Florida. This facility, along with the original plant in Los Angeles founded by acclaimed designer Avi Yofan, supplies lamps, tables and accessories coordinated with our furniture lines for the growing number of Aaron's stores and for independent retailers.



To meet the needs of our strong growth, a two-story building with over 50,000 square feet of new office space was completed during the year in the Atlanta suburb of Kennesaw to accommodate the Company's financial and information technology operations.

STRENGTH

Even with the record expansion in stores and major construction outlays in 2001, our Company maintains the financial strength essential to continuing growth and success. By the end of the year, bank debt was reduced by approximately $28 million, a 28% decrease from a year earlier. Our balance sheet is strong with the Company's debt to capitalization ratio at 26% at year-end. We believe our Company is in excellent financial condition to meet our growth plans. The Aaron management team has been further strengthened with the appointment of Danny Walker, Sr. as Vice President, Internal Security; and the promotions of Christopher D. Counts to Vice President, West Residential Region, Rent-to-Rent; and Tristan J. Montanero to Vice President, Central Operations, Aaron's Sales & Lease Ownership.

VISION

In the year ahead we will concentrate on increasing revenues and earnings in all our stores, capitalizing on our much larger store base and the proven Aaron's concept of superior service and very competitive pricing. We will constantly work to improve the products and services for our customers. And we will grow Aaron's into the premier, market-dominant company in our industry, recognized by our customers and peers as the standard bearer of integrity, honesty and fairness.

The vision of our Company is to be the dominant leader in our market niche—to be the best at what we do, to give our customers the services, the products and the respect they are due. This vision empowers our Associates to set a record pace of growth even in difficult economic times.

The dedication and drive of our Aaron Associates are the keys to achieving strong growth and reaching new milestones in 2002. We look forward to the future with strong optimism and faith in both our Company, now in its 47th year, and in our country, stronger than ever in the 226th year of its independence.

Charlie Loudermilk

R. Charles Loudermilk, Sr.
Chairman and
Chief Executive Officer

Robert C. Loudermilk, Jr.
President and
Chief Operating Officer

WINNING

AARON'S SALES & LEASE OWNERSHIP: A WINNING CONCEPT

Aaron's Sales & Lease Ownership has created a winning concept that drives the record-breaking growth of this division. Aaron's simply makes shopping and ownership of merchandise fast, easy and convenient with a low-price guarantee and top brand-named products.

There's nothing like it in the marketplace today.

It is a new kind of specialty retailing with lease options, bridging the gap between the older form of rent-to-own and the traditional approach to credit retailing by the home furnishings industry. Aaron's is reaching the broader market composed of lease ownership, credit retail and rental customers.

Aaron's successfully targets the higher end of this market, which is demonstrated by the fact that approximately 40 percent of our customers pay by either check or credit card, unlike typical rent-to-own customers. Aaron's also has set a standard of monthly payments for lease ownership, a substantial difference versus the weekly payment system of the rent-to-own industry. As a result, Aaron's gains higher end accounts and at the same time reduces the expenses of processing them.

The new concept developed by Aaron's is now filling a huge void created by the demise of several major credit furniture retailers, which in the past two years closed approximately 2,000 stores with an estimated $3.5 billion in annual sales volume. That is the market served by Aaron's, and to seize such an unprecedented opportunity, the Company acquired more than 80 store locations from one of the industry's formerly largest credit retailers. Most of these locations have been converted into Aaron's stores and have come on line within the past year, dramatically expanding our ability to increase market share quickly and add to the Company's profitability.

Aaron's customers start with automatic approval, as no credit is needed since the transaction is on a lease-to-own plan. Yet it requires no long-term obligation, allowing the customer to return the merchandise at any time. Delivery is the same day of the order or the next day. There is no delivery charge, no application fee and no balloon payment. Terms are fully disclosed: cash and carry price, monthly payment and total cost under the lease ownership plan. The payment options include cash, check or credit card.

Aaron's stores are larger with more appealing designs, usually located in suburban areas with generally higher income level customers than the traditional rent-to-own business attracts. The size of Aaron's stores, averaging 9,000 square feet, is three times that of a typical competitor's store. This provides our customers a far wider selection of top brand named products as well as the stylish proprietary furniture lines manufactured by MacTavish Furniture Industries.

The result is strong acceptance by customers each time a new store opens, regardless of whether it is located in a large city or a smaller one. Demonstrating the immediate popularity of Aaron's in new markets and the dominance of its concept is the 21% increase in revenues for the Aaron's Sales & Lease Ownership division in 2001, an exceptional performance in the retailing industry. Same-store revenues increased 7.7% for the year in the division.

During 2001 Aaron's Sales & Lease Ownership stores were added at a rate of almost one every three days—a total of 101 additional Company-operated stores. At year-end the division had 573 stores across the United States and in Puerto Rico, a growth rate of 26% in store count. This came on the heels of a 24% increase in 2000 as Aaron's sharply accelerated its expansion via the acquisition of the large number of store real estate leases. Many of these locations are in markets where the Company either enjoys a strong presence or has targeted the market for expansion, thus generating immediate benefits from the favorable demographics of those markets.

Aaron's reaches its customer base with the innovative "Dream Products" including highly popular big-screen televisions, stainless steel refrigerators, leather upholstery and leading brands of washers and dryers as well as professionally designed and coordinated furniture suites produced by the Company's own manufacturing division and top national manufacturers.

The marketing program is built around the "Drive Dreams Home" sponsorship of NASCAR championship racing serving the prime audience for Aaron's products. Carrying out this theme is the #99 NASCAR Busch Grand National Dream Machine driven by Michael Waltrip and Kerry Earnhardt. The program, which has generated extremely strong response, began with Aaron's title sponsorship of the NASCAR Busch Grand National Car Race at the Atlanta Motor Speedway. Running under the banner of "Aaron's 312," this nationally televised event plays off the three reasons to shop at Aaron's: 1) everyone is pre-approved, 2) the low price guarantee, and 3) you can own it in as little as 12 months.

Other elements of the marketing program include sponsorship of the Atlanta Braves and other sports events. Aaron's also effectively uses direct-mail advertising with more than 12 million flyers mailed monthly to homes in the market areas served by the stores.

Aaron's has also gained strong acceptance from its customer base for personal computers, a product line expanded in 2000. In addition, Aaron's markets Dell and Hewlett Packard products to gain a larger share of the market.

The Aaron's concept offers major advantages through the vertical integration of Aaron Rents and its volume purchasing program, key factors in assuring timely delivery of merchandise to customers. Unique in its industry, Aaron's produces much of the furniture for its stores at the 11 facilities of its manufacturing division, MacTavish Furniture Industries, which provides cost benefits that are passed on to customers. Aaron's also relies on seven distribution centers located in key regions of the country, enabling stores to provide same-day or next-day delivery, which provides a competitive edge.

The Company has also initiated a program to provide a uniform customer experience regardless of the store location or ownership. Standardizing operational procedures throughout the system is a primary focus of the Aaron's University program. To facilitate this effort, Aaron's has instituted a 13-course curriculum for Company and franchise managers.

Aaron's Sales & Lease Ownership offers its "Dream Products" on the Internet at www.shopaarons.com.







AARON'S SALES & LEASE OWNERSHIP SYSTEMWIDE REVENUE GROWTH AND STORE COUNT



$600,000
500,000
400,000
300,000
200,000
100,000
0
($ in 000s)
282*
318*
368*
456*
573*
'97
'98
'99
'00
'01

Franchise Revenues

Company-Operated Revenues

*Number of Stores

SALES & LEASE OWNERSHIP RENTAL REVENUES

Other 1%



Electronics and Appliances 55%

Furniture 37%

Computers 7%

MILESTONES

FRANCHISING: NEW MILESTONES

Aaron's Sales & Lease Ownership's franchise program reached new milestones last year, enhancing its status as a leader in franchising.

Total franchised stores exceeded the 200 mark for the first time — reflecting dramatic growth averaging more than 22 new stores per year since the first franchise was awarded in 1992. Franchised stores at year-end 2001 had risen to 209, doubling the number of only four years ago, and franchises had been awarded for the opening of 90 additional stores in the future.

Multi-store ownership has been the key to the strong expansion of franchising as a growing number of entrepreneurial and experienced business professionals have caught the Aaron's vision to be the supplier of choice in their market sector. Many franchise principals operate major businesses with groups of 10 to 20 or more Aaron's stores located in virtually all areas of the country.

Business management experience and know-how are the hallmarks of today's franchise principals. Their number includes former executives in such varied businesses as banking, broadcasting, restaurant chains, and manufacturing.

Aaron's principals who experience strong and profitable growth with their first Aaron's stores often acquire additional franchise territories. This provides the benefits of common marketing programs as well as economies of scale and other operational synergies to improve profitability. Another major advantage is the Aaron's financing program for franchising to assist in expansion planning. Franchise principals also benefit from the Company's nationwide volume purchasing plan, which reduces the cost of products and provides advantages in competitive pricing to customers.

The Aaron's support program for franchise principals includes the full range of services needed, from start-up to ongoing profitable operations. First, the franchise owner has the benefits of the Company's proven business success in creating a business plan. Then the resources of Aaron's are brought to bear on site selection for new stores; and in market analysis that includes the strength of competitors and indicates what will be effective in reaching the customer base. The program provides franchise principals with initial and ongoing training in the management and operation of Aaron's stores as well as the necessary computer software and assistance in advertising and publicity to reach the market area of each store.

Franchise principals are encouraged to participate in the policies of the Aaron's program, to contribute their counsel and insights, and to benefit from an exchange of ideas. This is done through the Aaron's Franchise Association and the Aaron's Management Team, comprised of both franchise principals and representatives of the Company, benefiting both them and the Company.

The Aaron's leadership in franchising is confirmed through the annual surveys of franchise programs. For years, Aaron's has placed at or near the top in its category of appliance and furniture rentals by *Entrepreneur* magazine. The program also has ranked in the top 100 franchise chains by worldwide sales in the *Franchise Times*. To win the coveted upper-tier ratings, Aaron's must meet high standards of financial performance based






PHILIPS
DVD

on growth of revenues, franchise fees, and the Company's proprietary products and services. In addition, Aaron's is judged on the performance and strength of its management, the relationship with franchise owners, and the opportunities available for the growth of franchised stores.

QUARTERLY REVENUES OF FRANCHISED STORES


$60,000
50,000
40,000
30,000
20,000
10,000
$0
($ in 000s)
6* 6* 8* 13* 15* 18* 21* 24* 26* 28* 31* 36* 38* 45* 54* 61* 71* 76* 86* 101* 106* 116* 121* 136* 138* 136* 142* 155* 166* 179* 186* 193* 194* 201* 199* 209*
Q1 Q2 Q3 Q4
1993
1994
1995
1996
1997
1998
1999
2000
2001
* Number of Stores

CHALLENGES

RENT-TO-RENT: MEETING CHALLENGES

The rent-to-rent division of Aaron Rents has faced many changes in its markets over the 47 years since its founding as the Company's original line of business. In every situation, the division has met the challenge of adapting to the needs of the times and has continued to generate cash flow indispensable to the Company's growth.

Known for the high quality of its products and services, the division accounts for a significant portion of the temporary furniture rental market in the United States and ranks as the second largest business in the industry. Aaron provides stylish, brand named furniture and the Company's own lines produced by MacTavish Furniture Industries.

Traditionally, the rent-to-rent division has served residential and business customers with temporary rental needs—from students to military personnel, entrepreneurs starting new businesses, as well as major corporations. Aaron Rents takes pride in providing high quality products for each individual customer and, for corporate clients, assuring that people's needs are given priority in furnishings for the office and other environments.

Flexibility is the rule at Aaron with customers given the options of renting, purchasing or lease ownership. In addition to in-office consultation and an array of new products, Aaron's customers also have the benefit of the value of purchasing previously rented furniture.

Aaron has long been among the leaders in rentals of La-Z-Boy furniture and other popular brands of consumer products for residential customers. These include big-screen televisions and personal computers as well as living room, dining room and bedroom furnishings and accessories. Quality, style and selection are always priorities. To provide complete one-stop shopping, Aaron offers special housewares and linen rental programs.

RENT-TO-RENT RENTAL REVENUES


Electronics and Appliances 7%
Residential Furniture 60%
Office Furniture 33%

The reputation of Aaron as a leader in quality products and services has been built over nearly a half century, customer by customer, order by order. A key factor in this reputation is the commitment to first-rate service, including next day delivery of in-stock merchandise; the replacement without charge of any furniture that the customer considers to be unsatisfactory regardless of the reason; and the right to return furniture with full refund during the first week after delivery. Aaron stores also offer very competitive prices as a result of the cost advantages of the Company's own manufacturing resources and on-premises warehousing.

Responding to the economic changes, the rent-to-rent division has taken steps to consolidate operations and reduce expenses while focusing on marketing opportunities and positioning to benefit from improving trends in the economy in the future.



GIVING

AARON'S COMMUNITY OUTREACH PROGRAM: GIVING BACK TO OUR COMMUNITIES

The Aaron's spirit of giving was never more evident than in 2001 and it only grew stronger after the tragic events of Sept. 11, this generation's "date which will live in infamy."

During the year Aaron Associates continued to give of their time and talents as volunteers in many worthy causes, while Aaron's Community Outreach Program (ACORP) made substantial contributions to communities served by the Company's stores, based on their reaching performance goals. Through this program, a store qualifies for $500 each month to be donated to local charities selected by the store's Associates.

Recipients of the Aaron's donations included a wide range of organizations from the Boys and Girls Club to Make A Wish Foundation, the Muscular Dystrophy Association and Toys For Tots.

ACORP gave increasing emphasis to volunteer efforts that varied from Little League to Fire Prevention Day. Many Associates took part in building a Habitat for Humanity home in Fort Worth, Texas, the fifth house constructed by Aaron's volunteers since they began participating in this program to help provide affordable housing to people in need. Aaron's Associates also donated store products in the form of a housewarming gift to the new home's owners.

In addition to the local gifts, Aaron's contributed to the Sept. 11 Fund for assistance to the families of victims of the terrorist attacks in New York, Washington and Pennsylvania. Over the past three years, ACORP has donated more than $900,000 to Aaron's communities and deserving charities, giving tangible expression of the spirit of giving of Aaron's Associates.

BUILDING

MACTAVISH FURNITURE INDUSTRIES AND DISTRIBUTION CENTERS: BUILDING FOR THE FUTURE

Building for the future is the mission of the Company's manufacturing arm, MacTavish Furniture Industries, which supplies the constantly growing needs of Aaron's stores across the United States and in Puerto Rico.

MacTavish provides a unique advantage in the Aaron Rents plan for growth by producing full lines of furniture, accessories and bedding at 11 facilities in four states. Supporting this manufacturing capability is an expanding network of distribution centers, a dedicated service system for our stores unmatched by any competitor. This combination enables Aaron's stores to provide same-day or next-day delivery of orders, the key to success in the rental, sales and lease ownership business.

During the past year MacTavish produced more than $47 million in furniture, accessories and bedding at cost, ranking this division among the top furniture manufacturers in the United States. MacTavish lines are not only designed to accord with contemporary market trends but also are made to be functional and durable, qualities demanded by the long-established high standards of the Company and required for multiple rentals.

Three major construction projects initiated in 2001 to enhance both production and distribution included the expansion of a manufacturing facility, the opening of a new distribution center and completion of a new designer lamp factory.

MacTavish began an addition of 100,000 square feet to its manufacturing and warehousing facility in Cairo, Georgia. Completion of the project in Spring 2002 will increase the size of the facility to 250,000 square feet, a key part of the production and supply chain for Aaron's stores.

The Company's seventh regional distribution center was completed in Winston-Salem, North Carolina, another link in the national network. Most Aaron's stores are now within a 250-mile radius of a distribution center, assuring timely shipment of supplies to the stores and fast delivery of orders to customers.

Another significant project was the completion of a new lamp manufacturing plant in Tampa, Florida. The new facility and the original plant in Los Angeles produce designer lamps, tables and accessories exclusively designed for Aaron and coordinated with the MacTavish furniture lines for our stores, another distinct advantage held by Aaron Rents. The new plant provides still another major benefit by sharply reducing costs of shipping lamps and related products to stores in the eastern United States, which previously depended on the Los Angeles facility.

SELECTED FINANCIAL INFORMATION

(Dollar Amounts in Thousands, Except Per Share)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998	Year Ended December 31, 1997
OPERATING RESULTS					
Systemwide Revenues[1]	**$735,389**	$656,096	$547,255	$464,175	$364,306
Revenues:					
Rentals & Fees	**403,385**	$359,880	$318,154	$289,272	$231,207
Retail Sales	**60,481**	62,417	62,296	62,576	58,602
Non-Retail Sales	**66,212**	65,498	45,394	18,985	14,621
Other	**16,603**	15,125	11,515	8,826	6,321
	546,681	502,920	437,359	379,659	310,751
Costs & Expenses:					
Retail Cost of Sales	**43,987**	44,156	45,254	44,386	42,264
Non-Retail Cost of Sales	**61,999**	60,996	42,451	17,631	13,650
Operating Expenses	**276,682**	227,587	201,923	189,719	149,728
Depreciation of Rental Merchandise	**137,900**	120,650	102,324	89,171	71,151
Interest	**6,258**	5,625	4,105	3,561	3,721
	526,826	459,014	396,057	344,468	280,514
Earnings Before Income Taxes	**19,855**	43,906	41,302	35,191	30,237
Income Taxes	**7,519**	16,645	15,700	13,707	11,841
Net Earnings	**$ 12,336**	$ 27,261	$ 25,602	$ 21,484	$ 18,396
Earnings Per Share	**$ .62**	$ 1.38	$ 1.28	$ 1.06	$ .96
Earnings Per Share Assuming Dilution	**.61**	1.37	1.26	1.04	.94
Dividends Per Share:					
Common	**$ .04**	$ .04	$ .04	$ .04	$ .04
Class A	**.04**	.04	.04	.04	.04
FINANCIAL POSITION					
Rental Merchandise, Net	**$258,932**	$267,713	$219,831	$194,163	$176,968
Property, Plant & Equipment, Net	**77,282**	63,174	55,918	50,113	39,757
Total Assets	**397,196**	380,379	318,408	272,174	239,382
Interest-Bearing Debt	**77,713**	104,769	72,760	51,727	76,486
Shareholders' Equity	**219,967**	208,538	183,718	168,871	116,455
AT YEAR END					
Stores Open:					
Company-Operated	**439**	361	320	291	292
Franchised	**209**	193	155	136	101
Rental Agreements in Effect	**314,600**	281,000	254,000	227,400	219,800
Number of Employees	**4,200**	3,900	3,600	3,400	3,100

[1] *Systemwide revenues include revenues of franchised Aaron's Sales & Lease Ownership stores.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2001 versus Year Ended December 31, 2000

Total revenues for 2001 increased $43.8 million (8.7%) to $546.7 million compared to $502.9 million in 2000 due primarily to a $43.5 million (12.1%) increase in rentals and fees revenues, plus a $714,000 (1.1%) increase in non-retail sales. Of this increase in the rentals and fees revenues, $62.7 million was attributed to the Aaron's Sales & Lease Ownership division which added 101 Company-operated stores in 2001, offset by a $19.2 million decrease in the Company's rent-to-rent division.

Revenues from retail sales decreased $1.9 million (3.1%) to $60.5 million in 2001, from $62.4 million for the same period last year. Non-retail sales, which primarily represent merchandise sold to Aaron's Sales & Lease Ownership franchisees, increased $714,000 (1.1%) to $66.2 million compared to $65.5 million for the same period last year. The increased sales are due to the growth of the franchise operations.

Other revenues for 2001 increased $1.5 million (9.8%) to $16.6 million compared to $15.1 million in 2000. This increase was attributable to franchise fee and royalty income increasing $1.2 million (10.0%) to $13.6 million compared to $12.4 million last year, reflecting the net addition of 16 new (including 3 acquired) franchised stores in 2001 and improved operating revenues at mature franchised stores.

Cost of sales from retail sales decreased $169,000 (.4%) to $44.0 million compared to $44.2 million, and as a percentage of sales, increased to 72.7% from 70.7% primarily due to product mix. Cost of sales from non-retail sales increased $1.0 million (1.6%) to $62.0 million from $61.0 million, and as a percentage of sales, increased to 93.6% from 93.1%. The decreased margins on non-retail sales was primarily the result of slightly lower margins on certain products sold to franchisees.

Operating expenses increased $49.1 million (21.6%) to $276.7 million from $227.6 million. As a percentage of total revenues, operating expenses were 50.6% in 2001 and 45.3% in 2000. Operating expenses increased as a percentage of total revenues between years primarily due to the costs associated with the acquisition and accelerated start-up costs of sales and lease ownership locations formerly operated by one of the nation's largest furniture retailers along with other new store openings. In addition, the Company recorded non-cash charges of $5.6 million related to the future real estate lease obligations of closed rent-to-rent stores and the write down of inventory and other assets within the rent-to-rent division.

Depreciation of rental merchandise increased $17.2 million (14.3%) to $137.9 million, from $120.7 million, and as a percentage of total rentals and fees increased to 34.2% from 33.5% in 2000. The increase as a percentage of rentals and fees is primarily due to a greater percentage of the Company's rentals and fees coming from the Aaron's Sales & Lease Ownership division which depreciates its rental merchandise at a faster rate than the rent-to-rent division.

Interest expense increased $633,000 (11.3%) to $6.3 million compared to $5.6 million. As a percentage of total revenues, interest expense was 1.1% in 2001 and 2000.

The Company manages its exposure to changes in short-term interest rates, particularly to reduce the impact on its floating-rate term notes, by entering into interest rate swap agreements. The counterparties to these contracts are high credit quality commercial banks. Consequently, credit risk, which is inherent in all swaps, has been minimized to a large extent. Interest expense is adjusted for the differential to be paid or received as interest rates change. The level of floating-rate debt fixed by swap agreements was $60 million at December 31, 2001 and the Company does not expect a significant change in this amount in 2002. Accordingly, the Company does not believe it has material exposure of potential, near-term losses in future earnings, and/or cash flows from reasonably possible near-term changes in market rates.

Income tax expense decreased $9.1 million (54.8%) to $7.5 million compared to $16.6 million. The Company's effective tax rate was 37.9% in both 2001 and 2000.

As a result, net earnings decreased $14.9 million (54.8%) to $12.3 million for 2001 compared to $27.3 million for the same period in 2000. As a percentage of total revenues, net earnings were 2.3% in 2001 and 5.4% in 2000. The decrease in net earnings is primarily the result of start-up expenses associated with the 101 new store openings, as compared to just 32 stores opened in the prior year, and non-cash charges associated with the rent-to-rent division.

Year Ended December 31, 2000 versus Year Ended December 31, 1999

Total revenues for 2000 increased $65.6 million (15.0%) to $502.9 million compared to $437.4 million in 1999 due primarily to a $41.7 million (13.1%) increase in rentals and fees revenues, plus a $20.1 million (44.3%) increase in non-retail sales. Of this increase in rentals and fees revenues, $37.7 million was attributable to the Aaron's Sales & Lease Ownership division. Rentals and fees revenues from the Company's rent-to-rent operations increased $4.0 million during the same period.

Revenues from retail sales increased $121,000 (.2%) to $62.4 million in 2000, from $62.3 million for the same period last year. Non-retail sales, which primarily represent merchandise sold to Aaron's Sales & Lease Ownership franchisees, increased $20.1 million (44.3%) to $65.5 million compared to $45.4 million for the same period last year. The increased sales are due to the growth of the franchise operations.

Other revenues for 2000 increased $3.6 million (31.4%) to $15.1 million compared to $11.5 million in 1999. This increase was attributable to franchise fee and royalty income increasing $3.3 million (36.3%) to $12.4 million compared to $9.1 million last year, reflecting the net addition of 38 new franchised stores in 2000 and improved operating revenues at mature franchised stores.

Cost of sales from retail sales decreased $1.1 million (2.4%) to $44.2 million compared to $45.3 million, and as a percentage of sales, decreased to 70.7% from 72.6% primarily due to product mix. Cost of sales from non-retail sales increased $18.5 million (43.7%) to $61.0 million from $42.5 million, and as a percentage of sales, decreased to 93.1% from 93.5%. The increased margins on non-retail sales was primarily the result of slightly higher margins on certain products sold to franchisees.

Operating expenses increased $25.7 million (12.7%) to $227.6 million from $201.9 million. As a percentage of total revenues, operating expenses were 45.3% in 2000 and 46.2% in 1999. Operating expenses decreased as a percentage of total revenues between years primarily due to increased revenues in the Aaron's Sales & Lease Ownership division.

Depreciation of rental merchandise increased $18.3 million (17.9%) to $120.7 million, from $102.3 million, and as a percentage of total rentals and fees increased to 33.5% from 32.2% in 1999. The increase as a percentage of rentals and fees is primarily due to a greater percentage of the Company's rentals and fees coming from the Aaron's Sales & Lease Ownership division which depreciates its rental merchandise at a faster rate than the rent-to-rent division.

Interest expense increased $1.5 million (37.0%) to $5.6 million compared to $4.1 million. As a percentage of total revenues, interest expense was 1.1% in 2000 compared to .9% in 1999. The increase in interest expense as a percentage of revenues was due to increased interest rates along with higher daily average debt levels.

Income tax expense increased $945,000 (6.0%) to $16.6 million compared to $15.7 million. The Company's effective tax rate was 37.9% in 2000 compared to 38.0% in 1999.

As a result, net earnings increased $1.7 million (6.5%) to $27.3 million for 2000 compared to $25.6 million for the same period in 1999. As a percentage of total revenues, net earnings were 5.4% in 2000 and 5.9% in 1999. The decrease in net earnings as a percentage of total revenues is the result of startup expenses associated with the increased rate at which the Company opened new Aaron's Sales & Lease Ownership stores with 32 stores opened in 2000 compared to 17 in 1999.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations for the years ended December 31, 2001 and 2000 were $189.4 million and $166.2 million, respectively. Such cash flows include profits on the sale of rental return merchandise. In 2001, the Company extended its payment terms with vendors as a source of additional cash flows. The Company's primary capital requirements consist of acquiring rental merchandise for both rent-to-rent and Company-operated Aaron's Sales & Lease Ownership stores. As the Company continues to grow, the need for additional rental merchandise will continue to be the Company's major capital requirement. These capital requirements historically have been financed through bank credit, cash flow from operations, trade credit, proceeds from the sale of rental return merchandise and stock offerings.

The Company has financed its growth through a revolving credit agreement with several banks, trade credit and internally generated funds. The revolving credit agreement dated March 30, 2001 provides for unsecured borrowings up to $110.0 million which includes an $8.0 million credit line to fund daily working capital requirements. The facility expires on March 30, 2004. At December 31, 2001, an aggregate of $72.4 million was outstanding under this facility, bearing interest at a weighted average variable rate of 3.2%. The Company uses interest rate swap agreements as part of its overall long-term financing program. At December 31, 2001, the Company had swap agreements with notional principal amounts of $60 million which effectively fixed the interest rates on an equal amount of the Company's debt under the revolving credit agreement at 7.2%. The fair value of interest rate swap agreements was a liability of approximately $3.1 million at December 31, 2001.

On October 31, 2001, the Company renewed its $25 million construction and lease facility. From 1996 to 1999, properties acquired by the lessor were purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $24.7 million. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. This construction and lease facility expires in 2006. Lease payments fluctuate based upon current interest rates and are generally based upon LIBOR plus 1.35%. The lease facility contains residual value guarantee and default guarantee provisions. Although management believes the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination is approximately $20.9 million and $24.7 million, respectively, at December 31, 2001.

The Company's revolving credit agreement, the construction and lease facility, and the franchise loan program discussed below (collectively "the facilities") contain financial covenants which, among other things, require the Company to not exceed certain debt to equity levels and to maintain a minimum fixed charge coverage ratio as defined under the facilities. Failure to maintain these required covenants would constitute an event of default under the credit facilities, and all amounts would become due immediately. The Company was in compliance with all such covenants at December 31, 2001. The Company anticipates it will be in compliance with such covenants in the future, or will be able to obtain waivers in the event of non-compliance.

The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business. Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, are as follows: $30.0 million in 2002; $24.5 million in 2003, $18.8 million in 2004; $12.4 million in 2005; $7.6 million in 2006; and $8.8 million thereafter.

The Company has guaranteed the borrowings of certain independent franchisees under a franchise loan program with a bank. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, the Company would be unconditionally liable for the outstanding balance of the franchisee's debt obligations ($30.6 million as of December 31, 2001), which would be due in full within 90 days of the event of default. However, due to franchisee borrowing limits, the Company believes any losses associated with such a default would be substantially mitigated through the recovery of rental merchandise and other assets. The Company has had no significant losses associated with the franchisee loan and guaranty program.

The Company believes that the expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit will be sufficient to fund the Company's capital and liquidity needs for at least the next 24 months.

As of December 31, 2001 the Board of Directors had authorized the Company to purchase an additional 1,284,190 shares of Company stock.

The Company has paid dividends for fifteen consecutive years. A $.02 per share dividend on Common Stock and on Class A Common Stock was paid in January 2001 and July 2001, for a total fiscal year cash outlay of $797,000. The Company currently expects to continue its policy of paying dividends.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition: Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues in the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, the Company records an accrual for rental revenues due, but not yet received, and a deferral of revenue for rental payments received prior to the month due. The Company's revenue recognition accounting policy matches the rental revenue with the corresponding costs (primarily depreciation) associated with the rental merchandise. At December 31, 2001 and 2000, the Company had a net revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $5.7 million and $4.3 million, respectively. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

Rental Merchandise Depreciation: The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value, with the exception of merchandise in distribution centers which is not depreciated during the initial months in the distribution center. As sales and lease ownership revenues continue to constitute an increasing percentage of total revenues, the Company would expect rental merchandise depreciation to increase at a correspondingly faster rate. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale. On a monthly basis, the Company writes off damaged, lost or unsalable merchandise as identified. Such write-offs totaled approximately $10.0 million, $8.9 million and $6.7 million during the years ended December 31, 2001, 2000 and 1999, respectively.

Closed Store Reserves: From time to time, the Company closes or consolidates retail stores. The Company records an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income. Sublease income is based upon historical experience. At December 31, 2001 and 2000, the Company's reserve for closed stores was $3.4 million and $350,000, respectively, with the increase primarily related to rent-to-rent stores closed during 2001. If the Company's estimates related to sublease income are not correct, the Company's actual liability may be more or less than the liability recorded at December 31, 2001.

Company Insurance Programs: The Company maintains insurance contracts for the payment of workers compensation and group health insurance claims. Using actuarial analysis and projections, the Company estimates annually the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. The Company also calculates on an annual basis, the projected outstanding plan liability for the group health insurance program.

The Company's liability for workers compensation insurance claims and group health insurance was approximately $3.3 million and $3.5 million, respectively at December 31, 2001 and 2000.

If the Company resolves existing workers compensation claims for amounts which are in excess of the Company's current estimates and within policy stop loss limits, the Company will be required to pay additional amounts beyond those accrued at December 31, 2001. Additionally, if the actual group health insurance liability develops in excess of the annual projection, the Company will be required to pay additional amounts beyond those accrued at December 31, 2001.

The assumptions and conditions described above reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

For further information concerning accounting policies, refer to Note A of our Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

Certain written and oral statements made by our Company may constitute "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995, including statements made in this report and other filings with the Securities and Exchange Commission. All statements which address operating performance, events or developments that we expect or anticipate will occur in the future—including growth in store openings and franchises awarded, market share, and statements expressing general optimism about future operating results—are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company undertakes no obligation to publicly update or revise any forward-looking statements. For a discussion of such risks and uncertainties see "Certain Factors Affecting Forward-Looking Statements" in the Company's Annual Report on Form 10-K for fiscal 2001, filed with the Securities and Exchange Commission, which discussion is incorporated herein by this reference.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)	Year Ended December 31, 2001	Year Ended December 31, 2000
ASSETS		
Cash	$ 93	$ 95
Accounts Receivable	25,411	23,637
Rental Merchandise	392,532	381,930
Less: Accumulated Depreciation	(133,600)	(114,217)
	258,932	267,713
Property, Plant & Equipment, Net	77,282	63,174
Goodwill, Net	22,096	17,672
Prepaid Expenses & Other Assets	13,382	8,088
Total Assets	$397,196	$380,379
LIABILITIES & SHAREHOLDERS' EQUITY		
Accounts Payable & Accrued Expenses	$ 65,344	$ 34,693
Dividends Payable	399	399
Deferred Income Taxes Payable	20,963	20,986
Customer Deposits & Advance Payments	12,810	10,994
Bank Debt	72,397	100,000
Other Debt	5,316	4,769
Total Liabilities	177,229	171,841
Commitments & Contingencies		
Shareholders' Equity		
Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 18,270,987	9,135	9,135
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 5,361,761	2,681	2,681
Additional Paid-In Capital	53,846	53,662
Retained Earnings	197,321	185,782
Accumulated Other Comprehensive Loss	(1,954)	
	261,029	251,260
Less: Treasury Shares at Cost,		
Common Stock, 2,130,421 Shares at December 31, 2001 & 2,230,446 Shares at December 31, 2000	(26,826)	(28,486)
Class A Common Stock, 1,532,255 Shares at December 31, 2001 & December 31, 2000	(14,236)	(14,236)
Total Shareholders' Equity	219,967	208,538
Total Liabilities & Shareholders' Equity	$397,196	$380,379

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(In Thousands, Except Per Share)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
REVENUES			
Rentals & Fees	**$403,385**	$359,880	$318,154
Retail Sales	**60,481**	62,417	62,296
Non-Retail Sales	**66,212**	65,498	45,394
Other	**16,603**	15,125	11,515
	546,681	502,920	437,359
COSTS & EXPENSES			
Retail Cost of Sales	**43,987**	44,156	45,254
Non-Retail Cost of Sales	**61,999**	60,996	42,451
Operating Expenses	**276,682**	227,587	201,923
Depreciation of Rental Merchandise	**137,900**	120,650	102,324
Interest	**6,258**	5,625	4,105
	526,826	459,014	396,057
Earnings Before Income Taxes	**19,855**	43,906	41,302
Income Taxes	**7,519**	16,645	15,700
Net Earnings	**$ 12,336**	$ 27,261	$ 25,602
Earnings Per Share	**$ .62**	$ 1.38	$ 1.28
Earnings Per Share Assuming Dilution	**.61**	1.37	1.26

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In Thousands, Except Per Share)	Treasury Stock Shares	Treasury Stock Amount	Common Stock Common	Common Stock Class A	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss
BALANCE, DECEMBER 31, 1998	(3,084)	($31,740)	$9,135	$2,681	$54,284	$134,511	
Reacquired Shares	(860)	(12,673)					
Dividends, $.04 per share						(800)	
Reissued Shares	234	2,821			(103)		
Net Earnings						25,602	
BALANCE, DECEMBER 31, 1999	(3,710)	(41,592)	9,135	2,681	54,181	159,313	
Reacquired Shares	(328)	(4,625)					
Dividends, $.04 per share						(792)	
Reissued Shares	275	3,495			(519)		
Net Earnings						27,261	
BALANCE, DECEMBER 31, 2000	(3,763)	(42,722)	9,135	2,681	53,662	185,782	
Dividends, $.04 per share						**(797)**	
Reissued Shares	**100**	**1,660**			**184**		
Net Earnings						**12,336**	
Unrealized Loss on Financial Instruments, Net of Income Taxes of $1,191							**($1,954)**
BALANCE, DECEMBER 31, 2001	**(3,663)**	**($41,062)**	**$9,135**	**$2,681**	**$53,846**	**$197,321**	**($1,954)**

The accompanying notes are an integral part of the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
OPERATING ACTIVITIES			
Net Earnings	$ 12,336	$ 27,261	$ 25,602
Depreciation & Amortization	153,548	133,109	112,746
Deferred Income Taxes	1,168	6,576	6,599
Change in Accounts Payable & Accrued Expenses	27,320	(2,248)	3,480
Change in Accounts Receivable	(1,657)	(2,607)	(4,804)
Other Changes, Net	(3,357)	4,074	(3,330)
Cash Provided by Operating Activities	189,358	166,165	140,293
INVESTING ACTIVITIES			
Additions to Property, Plant & Equipment	(34,785)	(23,761)	(21,030)
Book Value of Property Retired or Sold	6,605	7,326	5,833
Additions to Rental Merchandise	(237,912)	(279,580)	(218,933)
Book Value of Rental Merchandise Sold	115,527	115,601	95,840
Contracts & Other Assets Acquired	(12,125)	(14,273)	(11,393)
Cash Used by Investing Activities	(162,690)	(194,687)	(149,683)
FINANCING ACTIVITIES			
Proceeds from Revolving Credit Agreement	161,672	198,403	180,213
Repayments on Revolving Credit Agreement	(189,275)	(170,628)	(158,399)
Increase (Decrease) in Other Debt	547	4,234	(781)
Dividends Paid	(797)	(792)	(816)
Acquisition of Treasury Stock		(4,625)	(12,673)
Issuance of Stock under Stock Option Plans	1,183	1,926	1,850
Cash (Used) Provided by Financing Activities	(26,670)	28,518	9,394
(Decrease) Increase in Cash	(2)	(4)	4
Cash at Beginning of Year	95	99	95
Cash at End of Year	$ 93	$ 95	$ 99
Cash Paid During the Year:			
Interest	$ 6,183	$ 5,674	$ 4,025
Income Taxes	3,544	5,762	15,289

The accompanying notes are an integral part of the Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of December 31, 2001 and 2000, and for the Years Ended December 31, 2001, 2000 and 1999.

Basis of Presentation—The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Line of Business—The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances and other merchandise throughout the U.S. and Puerto Rico. The Company manufactures furniture principally for its rent-to-rent and sales and lease ownership operations.

Rental Merchandise consists primarily of residential and office furniture, consumer electronics, appliances and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale.

Property, Plant and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are expensed as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

Cost of Sales includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

Shipping and Handling Costs—Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of operations and totaled approximately $18,965,000 in 2001, $17,397,000 in 2000, and $15,129,000 in 1999.

Advertising—The Company expenses advertising costs as incurred. Such costs aggregated $14,204,000 in 2001, $11,937,000 in 2000, and $12,496,000 in 1999.

Stock Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock Based Compensation* (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $288,000, $540,000, and $867,000, in 2001, 2000, and 1999, respectively.

Excess Costs over Net Assets Acquired—Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement of an impairment loss is based on the estimated fair value of the asset. Accumulated amortization at December 31, 2001 and 2000 was $2,607,000 and $1,498,000, respectively. (See Recently Issued Accounting Pronouncements.)

Fair Value of Financial Instruments—The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the consolidated balance sheet, was approximately $3,145,000 at December 31, 2001, based upon quotes from financial institutions. At December 31, 2001 and 2000, the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

Revenue Recognition—Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. The Company maintains ownership of the rental merchandise until all payments are received under sales and lease ownership agreements. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

Derivative Instruments and Hedging Activities—From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. The ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income at the time of extinguishment. The Company does not enter into derivatives for speculative or trading purposes.

Comprehensive Income—Comprehensive income totaled $10,382,000, $27,261,000, and $25,602,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

New Accounting Pronouncements—On January 1, 2001, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively SFAS 133), pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. Upon adoption of SFAS 133, the Company recorded a charge to other comprehensive income of $497,000, net of income taxes, resulting from a cumulative effect of a change in accounting principle. Any subsequent gains or losses arising from these swaps have also been deferred in shareholders' equity as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in the Company's Consolidated Statements of Earnings in the period in which the related interest payments being hedged are recognized in expense. No significant amounts were reclassified from accumulated other comprehensive loss to earnings during 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, *Business Combinations*. This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company had no significant business combinations after June 30, 2001.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. This statement changes the accounting for goodwill from an amortization method to an impairment only approach. Application of the non-amortization provisions of this statement is expected to result in an increase in net income of approximately $752,000 ($.04 per diluted share) in 2002. During fiscal 2002, the Company will perform impairment tests for goodwill as required by this statement. If the results of these tests indicate any impairment of goodwill, the Company will record such amount as a cumulative effect of a change in accounting principle as of January 1, 2002. The Company does not anticipate any impairment will be recorded upon adoption.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement supercedes Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*. The Company will adopt SFAS 144 as of January 1, 2002, but does not believe the statement will have a material effect on its consolidated financial statements.

NOTE B: EARNINGS PER SHARE

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 19,928,000 shares in 2001, 19,825,000 shares in 2000, and 20,062,000 in 1999. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by 214,000 in 2001, 142,000 in 2000, and 273,000 in 1999, respectively.

NOTE C: PROPERTY, PLANT & EQUIPMENT

(In Thousands)	December 31, 2001	December 31, 2000
Land	$ 10,504	$ 8,977
Buildings & Improvements	37,570	28,681
Leasehold Improvements & Signs	38,214	34,128
Fixtures & Equipment	28,357	25,786
Construction in Progress	1,788	2,051
	116,433	99,623
Less: Accumulated Depreciation & Amortization	(39,151)	(36,449)
	$ 77,282	$ 63,174

NOTE D: DEBT

Bank Debt—The Company has a revolving credit agreement dated March 30, 2001 with several banks providing for unsecured borrowings up to $110,000,000, which includes an $8,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate or LIBOR plus 1.25%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2001 and

2000, an aggregate of $72,397,000 (bearing interest at 3.21%) and $90,000,000 (bearing interest at 7.04%) was outstanding under the current and prior revolving credit agreements, respectively. The Company pays a .25% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 5.77% in 2001, 7.07% in 2000 and 5.94% in 1999. The revolving credit agreement expires March 30, 2004. In September 2000, the Company entered into a credit agreement with two banks providing for unsecured borrowings up to $10,000,000. At December 31, 2000 an aggregate of $10,000,000 bearing interest at LIBOR plus 1.00% was outstanding under the agreement. The debt matured in 2001.

The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 6.15% until May 2003, $10,000,000 at an average rate of 7.96% until November 2003, $10,000,000 at an average rate of 7.75% until November 2003, and an additional $20,000,000 at an average rate of 7.6% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The fair value of the liability of interest rate swap agreements included in accounts payable & accrued expenses in the consolidated balance sheet was approximately $3,145,000 at December 31, 2001.

The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $187,625,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning January 1, 2001 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At December 31, 2001, $26,124,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

Other Debt—Other debt at December 31, 2001 of $5,316,000 is primarily comprised of $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2001 was 2.87%. No principal payments are due on the bonds until maturity in 2015.

NOTE E: INCOME TAXES

(In Thousands)	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Current Income Tax Expense:			
Federal	**$6,239**	$9,461	$8,020
State	**112**	608	1,081
	6,351	10,069	9,101
Deferred Income Tax Expense:			
Federal	**953**	5,520	5,989
State	**215**	1,056	610
	1,168	6,576	6,599
	$7,519	$16,645	$15,700

Significant components of the Company's deferred income tax liabilities and assets are as follows:

(In Thousands)	December 31, 2001	December 31, 2000
Deferred Tax Liabilities:		
Rental Merchandise and Property, Plant & Equipment	**$28,852**	$25,770
Other, Net	**1,376**	1,531
Total Deferred Tax Liabilities	**30,228**	27,301
Deferred Tax Assets:		
Accrued Liabilities	**2,702**	1,324
Advance Payments	**3,512**	3,179
Other, Net	**3,051**	1,812
Total Deferred Tax Assets	**9,265**	6,315
Net Deferred Tax Liabilities	**$20,963**	$20,986

The Company's effective tax rate differs from the federal income tax statutory rate as follows:

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Statutory Rate	35.0%	35.0%	35.0%
Increases in Taxes Resulting From:			
State Income Taxes, Net of Federal Income Tax Benefit	1.1	2.5	2.7
Other, Net	1.8	0.4	0.3
Effective Tax Rate	37.9%	37.9%	38.0%

NOTE F: COMMITMENTS

The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25,000,000 construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $24,700,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, are as follows: $29,998,000 in 2002; $24,451,000 in 2003; $18,849,000 in 2004; $12,442,000 in 2005; $7,643,000 in 2006; and $8,845,000 thereafter. Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24,700,000.

Rental expense was $36,506,000 in 2001, $30,659,000 in 2000; and $28,851,000 in 1999.

The Company leases one building from a partnership of which an officer of the Company is a partner under a lease expiring in 2008 for annual rentals aggregating $212,700.

The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $436,000 in 2001; $427,000 in 2000; and $447,000 in 1999.

NOTE G: SHAREHOLDERS' EQUITY

In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 2001, 10,000 shares of the Company's common shares were transferred back into treasury at an aggregate cost of $128,000 and the Company was authorized to purchase an additional 1,284,690 at December 31, 2001. At December 31, 2001, the Company held a total of 3,662,676 common shares in its treasury.

The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE H: STOCK OPTIONS

The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,915,000 of the Company shares are reserved for issuance at December 31, 2001. The weighted average fair value of options granted was $9.68 in 2001, $8.11 in 2000, and $9.55 in 1999.

Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2001, 2000, and 1999 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999, respectively: risk-free interest rates of 6.05%, 6.47%, and 6.36%, a dividend yield of .24%, .28%, and .23%; a volatility factor of the expected market price of the Company's Common Stock of .45, .45, and .42; and a weighted average expected life of the option of 8 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(In Thousands Except Per Share)	2001	Years Ended December 31, 2000	1999
Pro Forma Net Earnings	**$11,074**	$25,910	$24,424
Pro Forma Earnings Per Share	**.56**	1.31	1.22
Pro Forma Earnings Per Share Assuming Dilution	**.55**	1.30	1.20

The table below summarizes option activity for the periods indicated in the Company's stock option plans.

(In Thousands Except Per Share)	Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	1,382	$10.92
Granted	230	16.74
Exercised	(233)	7.91
Forfeited	(77)	16.33
Outstanding at December 31, 1999	1,302	12.17
Granted	405	13.73
Exercised	(235)	8.22
Forfeited	(95)	16.18
Outstanding at December 31, 2000	1,377	13.02
Granted	**133**	**16.30**
Exercised	**(110)**	**10.77**
Forfeited	**(99)**	**16.44**
Outstanding at December 31, 2001	**1,301**	**13.29**
Exercisable at December 31, 2001	**639**	**$11.68**

The following table summarizes information about stock options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 31, 2001	Weighted Average Exercise Price
$ 9.87–$10.00	450,800	4.27 years	$ 9.88	450,800	$ 9.88
10.01– 15.00	429,000	8.42 years	13.41	500	14.75
15.01– 20.25	421,050	7.57 years	16.81	187,300	16.03
$ 9.87–$20.25	1,300,850	6.66 years	$13.29	638,600	$11.68

NOTE I: FRANCHISING OF AARON'S SALES & LEASE OWNERSHIP STORES

The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2001 and 2000, 299 and 339 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

The Company has guaranteed certain debt obligations of some of the franchisees amounting to $30,609,000 at December 31, 2001. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which it recognizes as income as earned. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE J: ACQUISITIONS AND DISPOSITIONS

In 1999, the Company acquired 18 sales and lease ownership stores with an aggregate purchase price of $10,252,000. The excess cost over the fair market value of tangible assets acquired was approximately $5,985,000. Also in 1999, the Company acquired two rent-to-rent stores. The aggregate purchase price of these 1999 acquisitions was not significant. During 2000, the Company acquired 20 sales and lease ownership stores including nine stores purchased from franchisees and 10 stores located in Puerto Rico. The aggregate purchase price of these 2000 acquisitions was $14,273,000 and the excess cost over the fair market value of tangible assets acquired was approximately $7,150,000. During 2001, the Company acquired 23 sales and lease ownership stores including 13 stores purchased from franchisees. The aggregate purchase price of these 2001 acquisitions was $10,423,000 and the excess cost over the fair market value of tangible assets acquired was approximately $4,553,000. Also, in 2001 the Company acquired two rent-to-rent stores. The aggregate purchase price of these 2001 rent-to-rent acquisitions was not significant.

These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2001, 2000 and 1999 consolidated financial statements was not significant.

In 2001, the Company sold three of its sales and lease ownership stores to existing franchisees and sold five of its rent-to-rent stores. In 2000, the Company sold four of its rent-to-rent stores and an additional four in 1999. The effect of these sales on the consolidated financial statements was not significant.

NOTE K: SEGMENTS

Description of Products and Services of Reportable Segments

Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise and manufacturing. The sales and lease ownership division offers electronics, residential furniture and appliances to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstery, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales and lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affect inventory valuation, depreciation and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

Factors Used by Management to Identify the Reportable Segments

The Company's reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

Information on segments and a reconciliation to earnings before income taxes are as follows:

	Years Ended December 31,		
(In Thousands)	2001	2000	1999
Revenues From External Customers:			
Sales & Lease Ownership	$380,404	$312,921	$252,284
Rent-to-Rent	150,002	174,918	173,579
Franchise	13,913	12,621	9,079
Other	4,243	4,057	1,551
Manufacturing	47,035	54,340	54,550
Elimination of Intersegment Revenues	(47,801)	(54,807)	(53,941)
Cash to Accrual Adjustments	(1,115)	(1,130)	257
Total Revenues From External Customers	$546,681	$502,920	$437,359
Earnings Before Income Taxes:			
Sales & Lease Ownership	$ 11,314	$ 19,527	$ 20,630
Rent-to-Rent	9,152	16,346	14,369
Franchise	9,212	7,484	5,042
Other	(3,244)	(943)	(1,072)
Manufacturing	(587)	728	717
Earnings Before Income Taxes For Reportable Segments	25,847	43,142	39,686
Elimination of Intersegment Profit	(1,449)	(441)	(357)
Cash to Accrual Adjustments	(1,151)	(804)	855
Other Allocations & Adjustments	(3,392)	2,009	1,118
Total Earnings Before Income Taxes	$ 19,855	$ 43,906	$ 41,302
Assets:			
Sales & Lease Ownership	$241,245	$205,043	$139,177
Rent-to-Rent	107,882	128,163	138,349
Franchise	13,991	12,961	10,755
Other	17,533	17,485	16,097
Manufacturing	16,545	16,727	14,030
Total Assets	$397,196	$380,379	$318,408
Depreciation & Amortization:			
Sales & Lease Ownership	$121,953	$ 97,139	$ 78,385
Rent-to-Rent	29,736	34,557	32,946
Franchise	444	412	347
Other	690	354	492
Manufacturing	725	647	576
Total Depreciation & Amortization	$153,548	$133,109	$112,746
Interest Expense:			
Sales & Lease Ownership	$ 4,620	$ 2,750	$ 1,702
Rent-to-Rent	3,010	2,496	2,317
Franchise	119	144	117
Other	(1,491)	235	(31)
Total Interest Expense	$ 6,258	$ 5,625	$ 4,105

NOTE L:
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In Thousands Except Per Share)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
YEAR ENDED DECEMBER 31, 2001				
Revenues	$141,417	$132,763	$132,516	$139,985
Gross Profit	75,857	71,442	70,034	68,859
Earnings Before Taxes	11,802	7,998	(3,158)	3,213
Net Earnings	7,329	4,967	(1,961)	2,001
Earnings Per Share	$ .37	$ .25	$ (.10)	$ .10
Earnings Per Share Assuming Dilution	.37	.25	(.10)	.10
YEAR ENDED DECEMBER 31, 2000				
Revenues	$125,372	$121,910	$124,850	$130,788
Gross Profit	65,660	64,357	64,818	67,158
Earnings Before Taxes	11,741	11,177	10,799	10,189
Net Earnings	7,278	6,929	6,706	6,348
Earnings Per Share	$ .37	$ .35	$ .34	$ .32
Earnings Per Share Assuming Dilution	.36	.35	.34	.32

In the third quarter of 2001, the Company recorded non-cash charges totaling approximately $5.6 million, before income taxes, related to certain store closings and related exit costs.

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF AARON RENTS, INC.:

We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
February 21, 2002

COMMON STOCK MARKET PRICES & DIVIDENDS

The following table shows, for the periods indicated, the range of high and low prices per share for the Common Stock and Class A Common Stock and the cash dividends declared per share.

The Company's Common Stock and Class A Common Stock are listed on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

The approximate number of shareholders of the Company's Common Stock and Class A Common Stock at March 15, 2002, was 2,800. The closing price for the Common Stock and Class A Common Stock on March 15, 2002, was $20.48 and $18.50, respectively.

Common Stock	High	Low	Cash Dividends Per Share
DECEMBER 31, 2001			
First Quarter	**$17.50**	**$13.55**	
Second Quarter	**19.50**	**15.10**	**.02**
Third Quarter	**18.97**	**14.90**	
Fourth Quarter	**18.20**	**15.00**	**.02**
DECEMBER 31, 2000			
First Quarter	$17.89	$13.46	
Second Quarter	14.96	11.45	.02
Third Quarter	15.48	12.61	
Fourth Quarter	18.00	11.74	.02

Class A Common Stock	High	Low	Cash Dividends Per Share
DECEMBER 31, 2001			
First Quarter	**$15.90**	**$12.13**	
Second Quarter	**16.50**	**15.72**	**.02**
Third Quarter	**16.35**	**13.75**	
Fourth Quarter	**15.25**	**12.50**	**.02**
DECEMBER 31, 2000			
First Quarter	$18.58	$16.46	
Second Quarter	17.08	14.59	.02
Third Quarter	16.10	15.35	
Fourth Quarter	15.92	13.44	.02

UNITED STATES AND PUERTO RICO STORE LOCATIONS



AT DECEMBER 31, 2001

○ *Company-Operated Sales & Lease Ownership*	*364*
● *Franchised Sales & Lease Ownership*	*209*
○ *Rent-to-Rent*	*75*
Total Stores	*648*
○ *Manufacturing & Distribution Centers*	*18*

BOARD OF DIRECTORS

R. Charles Loudermilk, Sr.
Chairman of the Board, Chief Executive Officer, Aaron Rents, Inc.

Ronald W. Allen
Retired Chairman, President and Chief Executive Officer of Delta Air Lines

Leo Benatar
Sr. Partner and Associate Consultant, A.T. Kearney

William K. Butler, Jr.
President, Aaron's Sales & Lease Ownership Division

Gilbert L. Danielson
Executive Vice President, Chief Financial Officer, Aaron Rents, Inc.

Earl Dolive
Vice Chairman of the Board, Emeritus, Genuine Parts Company

J. Rex Fuqua
Vice Chairman, Fuqua Enterprises, Inc.

Ingrid Saunders Jones [2]
Vice President, Corporate External Affairs, The Coca-Cola Company

Robert C. Loudermilk, Jr.
President, Chief Operating Officer, Aaron Rents, Inc.

Lt. Gen. M. Collier Ross [1]
U.S. Army (retired)

OFFICERS

R. Charles Loudermilk, Sr.
Chairman of the Board, Chief Executive Officer, Aaron Rents, Inc.

Robert C. Loudermilk, Jr.
President, Chief Operating Officer, Aaron Rents, Inc.

Gilbert L. Danielson
Executive Vice President, Chief Financial Officer, Aaron Rents, Inc.

William K. Butler, Jr.
President, Aaron's Sales & Lease Ownership Division

Eduardo Quiñones
President, Aaron Rents' Rent-to-Rent Division

James L. Cates
Vice President, Risk Management and Secretary, Aaron Rents, Inc.

B. Lee Landers, Jr.
Vice President, Chief Information Officer, Aaron Rents, Inc.

Mitchell S. Paull
Senior Vice President, Aaron Rents, Inc.

David M. Rhodus
Vice President, General Counsel, Aaron Rents, Inc.

Robert P. Sinclair, Jr.
Vice President, Corporate Controller, Aaron Rents, Inc.

Ronald Benedit
Vice President, Office Region, Aaron Rents' Rent-to-Rent Division

David L. Buck
Vice President, Western Operations, Aaron's Sales & Lease Ownership Division

Christopher D. Counts
Vice President, West Residential Region, Aaron Rents' Rent-to-Rent Division

David M. Deignan
Vice President, Marketing and Merchandising, Aaron's Sales & Lease Ownership Division

K. Todd Evans
Vice President, Franchising, Aaron's Sales & Lease Ownership Division

Joseph N. Fedorchak
Vice President, Eastern Operations, Aaron's Sales & Lease Ownership Division

Michael B. Hickey
Vice President, Management Development, Aaron's Sales & Lease Ownership Division

James C. Johnson
Vice President, Internal Audit, Aaron Rents, Inc.

Phil J. Karl
Vice President, Southeast Residential Region, Aaron Rents' Rent-to-Rent Division

Tristan J. Montanero
Vice President, Central Operations, Aaron's Sales & Lease Ownership Division

Marc S. Rogovin
Vice President, Real Estate and Construction, Aaron Rents, Inc.

Danny Walker
Vice President, Internal Security, Aaron Rents, Inc.

CORPORATE AND SHAREHOLDER INFORMATION

Corporate Headquarters
309 E. Paces Ferry Rd., N.E.
Atlanta, Georgia 30305-2377
(404) 231-0011
http://www.aaronrents.com

Subsidiaries
Aaron Investment Company
10th & Market Streets
Mellon Bank Building
2nd Floor
Wilmington, Delaware 19801
(302) 888-2351

Aaron Rents, Inc. Puerto Rico
Calle Barbosa #376, 2nd Floor
Hato Rey, Puerto Rico 00926
(787) 294-0905

Annual Shareholders Meeting
The annual meeting of the shareholders of Aaron Rents, Inc. will be held on Tuesday, May 7, 2002, at 10:00 a.m. E.D.T. on the 4th Floor, SunTrust Plaza, 303 Peachtree Street, Atlanta, Georgia 30303.

Form 10-K
Shareholders may obtain a copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission upon written request, without charge. Such requests should be sent to the attention of Gilbert L. Danielson, Executive Vice President, Chief Financial Officer, Aaron Rents, Inc., 309 E. Paces Ferry Rd., N.E., Atlanta, Georgia 30305-2377.

Stock Listing
RNT
Listed NYSE
Aaron Rents, Inc.'s Common Stock and Class A Common Stock are traded on the New York Stock Exchange under the symbols "RNT" and "RNT.A," respectively.

Transfer Agent and Registrar
SunTrust Bank, Atlanta
Atlanta, Georgia

General Counsel
Kilpatrick Stockton LLP
Atlanta, Georgia

[1] Member of Audit Committee
[2] Member of Stock Option Committee

Aaron Rents, Inc.

309 E. Paces Ferry Rd., N.E.
Atlanta, Georgia 30305-2377
(404) 231-0011
www.aaronrents.com